March 14, 2008	Rikard Lundberg Attorney at Law 303.223.1232 tel 303.223.8032 fax rlundberg@bhfs.com

Mr. Mark P. Shuman
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:	CrowdFunder, Inc., f/k/a Mauna Kea Enterprises, Inc. (the "Company")
Amendment No. 2 to Form SB-2 Registration Statement on Form S-1 (the "Registration Statement")
Filed February 8, 2008
File No. 333-147918

Dear Mr. Shuman:

In response to your letter to Mark Kreloff dated March 3, 2008 and on behalf of the Company, we provide the following responses to the comments contained in your letter. As we discussed with LaTonya Reynolds, we are not filing an amendment to the Registration Statement simultaneously herewith but we anticipate filing an amendment at such time as the Company and the Securities and Exchange Commission ("SEC") have resolved the major issues raised in your letter.

General

1.
Your registration statement purports to cover, among other things, the resale of approximately 3.2 million shares of common stock held by your affiliates, including affiliates of your principal shareholder, Waveland Colorado Ventures. This amount appears to represent more than seven times the number of outstanding shares of common stock held by non-affiliates. Furthermore, almost nine percent of these 3.2 million shares were issued in transactions completed subsequent to the filing of your registration statement, and many of these affiliates are also affiliates of Segerdahl & Company, a registered broker-dealer. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and these selling security holders, the transaction with respect to these 3.2 million shares appears to be a primary offering. Since you are not eligible to use Form S-3, it appears that you are not eligible to conduct a primary offering on a delayed or continuous basis with respect to these shares under Rule 415(a)(1)(x) and must file a registration statement for sales of these shares held by affiliates at the time of each proposed sale. Furthermore, we believe that these affiliates should be named as underwriters in each such distribution, and that you should set a fixed price at the time of each such distribution.

For the reasons set forth in our response to comment 2 below, we do not believe that the registration of these shares constitutes a primary offering. Nonetheless, the Company intends to significantly reduce the aggregate number of shares to be registered based upon the SEC's guidance with respect to valid offerings under Rule 415 of the Securities Act of 1933, as amended. Specifically, the Company proposes to amend the Registration Statement to register an aggregate of 750,001 shares of common stock, consisting of 469,539 shares of common stock held by Waveland Colorado Ventures, LLC ("Waveland") and 280,462 shares held shareholders who acquired their shares at the Company's inception. The Company will not register any of the shares issued to Waveland's affiliates in the December 2007 and January 2008 private placements.

Mr. Mark P. Shuman
March 14, 2008

2.
If you disagree with our analysis, please advise the staff of the company's basis for determining that the transactions with respect to these affiliate shares are appropriately characterized as a transactions that are eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following, among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;
•	The date on which and the manner in which each selling shareholder received the shares;
•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
•	Any relationship among the selling shareholders;
•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company proposes to register 69,500 shares held by 139 shareholders, each of whom acquired their shares in a private placement on or about February 1997. Each such selling shareholder holds 500 shares of the Company's common stock, representing approximately 9% of the overall number of shares proposed to be registered in the Registration Statement, less than 1% of the total number of outstanding shares of the Company’s common stock and approximately 5% of the total number of shares held by non-affiliates of the Company. None of these shareholders is an officer, director or 10% shareholder of the Company (although two of these shareholders, Chester and Louise Schwartz, who hold an aggregate of 1,000 shares, are affiliated with Waveland as described below).

The Company proposes to register 105,481 shares held by Mathis Family Partners Ltd. and 105,481 shares held by Lazzeri Family Trust. Mathis Family Partners Ltd. acquired its shares upon the Company's inception on or about November 1996. Lazzeri Family Trust acquired its shares subsequent to the Company's inception from Mathis Family Partners Ltd. The shares held by Mathis Family Partners Ltd. and Lazzeri Family Trust represent approximately 28% of the overall number of shares proposed to be registered in the Registration Statement, approximately 2% of the total number of outstanding shares of the Company’s common stock and approximately 16% of the total number of shares held by non-affiliates of the Company.

The Company proposes to register 469,539 shares held by Waveland. Waveland acquired its shares in the Company's July 24, 2007 share exchange by exchanging its membership interest in the Company's now wholly-owned subsidiary, Fairground Media LLC ("Fairground"), into the Company's common stock. The shares registered on behalf of Waveland represent approximately 63% of the overall number of shares proposed to be registered in the Registration Statement, approximately 5% of the total number of outstanding shares of the Company’s common stock and approximately 36% of the total number of shares held by non-affiliates of the Company.

Mr. Mark P. Shuman
March 14, 2008

The following is a description of the relationships between the selling shareholders and the Company, and among the selling shareholders. Unless noted below, the Company is not aware of any other such relationships.

Name	Relationship to the Company	Relationship to Selling Shareholders
Mathis Family Partners Ltd.
Earnest Mathis, as the general partner of Mathis Family Partners, Ltd., has sole dispositive and voting control over the securities. Mr. Mathis served as the President and Treasurer and was the sole director of the Company from inception until the Company's July 2007 share exchange. Mr. Mathis is the beneficial owner of approximately 36% of the shares of the Company's common stock.

Mr. Mathis shares dispositive and investment control over the securities held by Waveland with two individuals. Mr. Mathis and Robert Lazzeri are co-owners of ML Partners, which owns approximately 12% of Waveland.

Lazzeri Family Trust	None.
Robert Lazzeri, as the trustee of Lazzeri Family Trust, has sole dispositive and voting control over the securities. Mr. Lazzeri and Earnest Mathis are co-owners of ML Partners, which owns approximately 12% of Waveland.

Chester Schwartz	None.	Mr. Schwartz is Louise S. Schwartz's spouse. Mr. Schwartz is a part-owner of Waveland but does not have dispositve or investment control over Waveland's securities.
Louise S. Schwartz	None.	Ms. Schwartz is Chester Schwartz's spouse.
Waveland	Waveland holds approximately 20% of the Company's issued and outstanding shares of common stock.	Each of Chester Schwartz and Earnest Mathis is a part-owner of Waveland.

There is currently no public market for the Company's common stock. The last private sales price for shares of the Company's common stock was $0.2725 per share. Accordingly, the value of the shares that the Company proposes to register is $204,375. The Company issued the 69,500 shares to be registered on behalf of 139 shareholders for no consideration in a private placement on or about February 1997 by distributing shares of common stock to a large number of distributees to become a widely held public shell suitable for a future business combination with a privately-held company seeking to become public through a merger with a public shell. The Company issued the 210,962 shares to be registered on behalf of Mathis Family Partners Ltd. and Lazzeri Family Trust for services rendered valued at $0.001 per share on or about November 1996. The Company issued the 469,539 shares to be registered on behalf of Waveland in the July 2007 share exchange for Waveland's membership interest in Fairground. Waveland purchased its membership interest in Fairground on July 24, 2007 for $375,000 - which reflected the fair market value of Fairground at the time of the investment.

Mr. Mark P. Shuman
March 14, 2008

Except as noted below and to the Company's knowledge, none of the selling shareholders is in the business of buying and selling securities. Further, Waveland is neither a broker dealer nor a company generally engaged in the business of investing in public companies through the purchase of unregistered securities. In fact, this is Waveland's first such investment. Waveland's core business is making investments in and loans to start-up private corporations principally through state certified capital company (CAPCO) programs in Colorado, Texas and Alabama, among others. Waveland did not and will not receive any fees or other payments from Fairground or the Company in connection with its investment.

Gerald Kirby is a registered representative and affiliate of Spencer Edwards, Inc., a registered broker-dealer. Mr. Kirby holds 500 shares of the Company's common stock and is not affiliated with the Company or Waveland. Michael Kirby is a registered representative and affiliate of Spencer Edwards, Inc., a registered broker-dealer. Mr. Kirby holds 500 shares of the Company's common stock and is not affiliated with the Company or Waveland. The Company will not register any shares held by affiliates of Segerdahl & Company.

Importantly, neither the Waveland's membership interest in Fairground nor the shares of common stock in the Company exchanged for such membership interest contain any price adjustment mechanism (such as downward re-pricing). Furthermore, the Company is not registering any securities held by the Company's officers, directors, employees, consultants or 10% shareholders (other than Waveland as described above).

In sum, the Company is proposing to register an aggregate of 750,001 shares of the Company's common stock which represents approximately 57% of the 1,313,534 shares of common stock held by non-affiliates of the Company.

3.
We note that your sales of securities on December 17, 2007 and January 16, 2008 were not completed before the filing of this registration statement. As such, you do not satisfy the requirements of Rule 152, and it appears that the recently completed transactions and the transactions which are the subject of the registration statement are two parts of a multi-step distribution by the company. Further, the unregistered issuances appear to have involved a public offering because the issuances occurred concurrently with public solicitation for investors by means of the registration statement. In preparing your response to this comment, please consider the impact of the public offering that was associated with the unregistered issuances. In particular, evaluate the potential effects of contingencies associated with an inability to demonstrate that the unregistered issuances did not involve a public offering. Provide appropriate disclosure, as applicable, in risk factors, the contingencies section of management's discussion and the contingencies and liabilities section of your financial statement notes. You also appear to have similar liability with respect to your ongoing offering begun in October 31, 2007, which did not terminate by its terms until January 31, 2008. With respect to this offering, please see comment seven below.

In Amendment No. 3 to the Registration Statement we will provide the referenced disclosures in risk factors, the contingencies section of management's discussion and the contingencies and liabilities section of the Company's financial statement notes with respect to the identified offerings.

Mr. Mark P. Shuman
March 14, 2008

Prospectus Summary

The Offering, page 2

4.
You state here that you are registering the offer and sale of 3,241,023 shares of common stock, and on the cover page of the prospectus you state that you are registering the offer and sale of 3,242,032 shares of common stock. Please explain this discrepancy or revise your document accordingly.

We will correct this discrepancy in Amendment No. 3 to the Registration Statement.

Selling Shareholders, page 46

5.
Please provide a description of the transactions in which each selling security holder acquired the securities specified in the registration statement, and describe any other material transactions and relationships between the company and each selling security holder during the past three years. See Item 507 of Regulation S-K or other applicable rule. In this regard, your disclosure in the first paragraph does not appear to be complete. For instance, with respect to the 1,999,800 shares of common stock issued in connection with the Fairground Media transaction, you do not identify the selling security holder who participated in that issuance or give any details with respect to the transaction in this section. Also, you describe the December 17, 2008 issuance of 275,232 shares of common stock, but you do not identify the selling security holders who purchased in that offering, nor do you describe the subsequent placement of shares to these same persons on January 16, 2008.

We will revise our disclosures accordingly in Amendment No. 3 to the Registration Statement.

Financial Statements

6.
Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

We will include updated financial statements in Amendment No. 3 to the Registration Statement.

Part II

Recent Sales of Unregistered Securities, page II-1

7.
We note your disclosure regarding the issuance of 76,000 shares of your common stock on October 31, 2007. Based on the terms of the Subscription Agreement and Letter of Intent filed as Exhibit 4.3 and the disclosure in this Prospectus, it appears that you failed to raise the minimum offering amount required to complete the offering by the termination date, January 31, 2008. Please advise whether you promptly refunded the subscription amount to the investor pursuant to the terms of the subscription agreement and the requirements of Exchange Act Rule 10b-9. Also, please provide us with a copy of the private placement memorandum, placement agent agreement, escrow agreement or any other offering documents used in connection with this offering.

The Company believes that the issuances on October 31, 2007, December 17, 2007 and January 16, 2008 constitute parts of the same offering. The total number of shares issued was 534,724 for an aggregate purchase price of $150,080. The minimum offering amount was set at 300,000 shares or $99,000. The minimum offering amount was met on December 17, 2007. None of these shares are being registered by the Company in the Registration Statement.

Mr. Mark P. Shuman
March 14, 2008

The three private placements were on substantially identical terms and constituted part of the same plan of financing. All investors purchased shares of common stock from the Company and the Company used all of the proceeds for working capital purposes. The only difference in the private placements was that the price per share paid in the December 2007 and January 2008 placements was $0.2725 whereas the price per share paid in the October 2007 placement was $0.33. The reason for the lower price in the December 2007 and January 2008 placements (which involved the same group of investors who elected to make their investments in two stages as described in our last letter) was that the Company was in dire need of working capital at that time due to the prolonged registration process and the Company simply was not able to raise money at the higher price achieved in October 2007. In addition, the December 2007 and January 2008 placements involved a larger block of stock which also contributed to the ability of those investors to negotiate a lower per share price than the sole investor in the October 2007 placement. The Company notified the sole investor in the October 2007 private placement about the lower price offered in the December 2007 and January 2008 placements and that investor acknowledged and agreed to the lower price paid by the investors in the December 2007 and January 2008 placements.

There were no documents other than the previously filed subscription agreement used in connection with this offering.

Exhibits

Legal Opinion

8.	Please provide an updated legal opinion reflecting the updated number of securities and any other new information concerning the validity of the securities and their issuance.

We will provide a revised legal opinion in Amendment No. 3 to the Registration Statement.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Rikard D. Lundberg

Rikard D. Lundberg